12531 High Bluff Drive San Diego, California 92130-2040 Telephone: 858.720.5100 Facsimile: 858.720.5125 www.mofo.com

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December 1, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tiffany Piland Posil
Special Counsel, Office of Mergers and Acquisitions

Re:	OncoSec Medical Incorporated
Schedule TO-I
Filed November 16, 2016
File No. 005-86770

Dear Ms. Posil:

On behalf of our client, OncoSec Medical Incorporated (the “Registrant”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Registrant dated November 29, 2016, with respect to the issuer tender offer statement on Schedule TO filed with the Commission on November 16, 2016 (the “Tender Offer Statement”). For convenience, the numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter, and the text of each of the Staff’s comments appears in bold and italicized type and the Registrant’s response appears immediately after each comment in regular type. Capitalized terms used and not defined herein have the meanings given to them in the Tender Offer Statement.

General

1.	It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. Please specifically address how the employee benefit plan meets the definition in Rule 405 since plan beneficiaries include consultants.

Response:

In response to the Staff’s comment, the Registrant advises the Staff that all of the stock options subject to the Exchange Offer were issued under an employee benefit plan, as such term is defined in Rule 405 under the Securities Act of 1933 (“Rule 405”). All eligible stock options were granted pursuant to either the OncoSec Medical Incorporated 2011 Stock Incentive Plan (as amended and restated, the “2011 Plan”), or a stand-alone written compensation contract. Rule 405 defines an employee benefit plan as “any written purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan or written compensation contract solely for employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors.” The Registrant advises the Staff that the 2011 Plan is a written option plan solely for employees, directors and consultants, and that each stand-alone compensation contract pursuant to which any non-2011 Plan eligible stock option has been granted has been with, and such stock option has been granted to, an employee, director or consultant. Additionally, the Registrant advises the Staff that all new stock options to be granted in the Exchange Offer will be granted under the 2011 Plan.

December 1, 2016

Page Two

As the Staff’s comment correctly notes, plan beneficiaries include consultants, and these consultants are eligible to participate in the Exchange Offer to the extent that their stock options are otherwise eligible. According to Rule 405, consultants may participate in employee benefit plans only if: (i) they are natural persons; (ii) they provide bona fide services to the registrant; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities. In accordance with these requirements, the Registrant advises the Staff that all consultants eligible to participate in the Exchange Offer are natural persons, were providing bona fide services to the Registrant at the time of grant of their respective eligible stock options and will be providing bona fide services to Registrant on the Expiration Date of the Exchange Offer, and no such services have been or will be in connection with the offer or sale of securities in a capital-raising transaction or directly or indirectly promote or maintain a market for the Registrant’s securities.

As a result, the Registrant submits to the Staff that all eligible stock options subject to the Exchange Offer, including those held by consultants, have been issued under an employee benefit plan, as that term is defined in Rule 405, in compliance with the Commission’s global exemptive order applicable to exchange offers conducted to reprice stock options for compensatory purposes.

Offer to Exchange

Section 1: Eligible Stock Options; Eligible Participants; Expiration Date, page 10

2.	Disclosure indicates that to ensure that eligible participants will have the information needed to make an informed decision based on the number of new stock options that will be granted for eligible stock options, the company will deliver to eligible participants “by email or other method” a notification of the closing price of the company’s common stock on the Expiration Date. Please clarify what other methods will be used to notify eligible participants of the closing price of the common stock on the Expiration Date.

Response:

In response to the Staff’s comment, the Registrant advises the Staff that it may orally disclose to some eligible participants the closing price of the Registrant’s common stock on the Expiration Date, which will be the exercise price for all new stock options to be granted in the Exchange Offer. Such oral disclosure may occur in-person to those eligible participants who are in the Registrant’s principal offices on the Expiration Date. However, the Registrant advises the Staff that any such oral disclosure will be in addition to, and not instead of, written disclosure in the form of an email communication that will be sent to all eligible participants on the Expiration Date. The Registrant notes to the Staff that the form of last-day email communication filed as Exhibit (a)(1)(F) to the Tender Offer Statement, which will be sent to all eligible participants on the Expiration Date, will include the closing price of the Registrant’s common stock on the Expiration Date under the heading “Exercise Price” therein. As a result, the closing price of the Registrant’s common stock on the Expiration Date will be disclosed to all eligible participants via this last-day email communication and also to some eligible participants via in-person oral disclosure.

* * * * * * *

December 1, 2016

Page Three

We appreciate your time and attention to the responses set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 720-5198 (telephone) or SRowles@mofo.com (email). Please also direct any further comments via email to me and Richard Slansky, Chief Financial Officer of the Registrant, at RSlansky@oncosec.com.

Very truly yours,

/s/ Steven G. Rowles
Steven G. Rowles

cc:	Punit Dhillon, President and Chief Executive Officer, OncoSec Medical Incorporated
Richard Slansky, Chief Financial Officer, OncoSec Medical Incorporated